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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               CAIS INTERNET, INC.
                               -------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    12476Q102
                                 --------------
                                 (CUSIP Number)


                             Lorraine Massaro, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                            New York, New York 10105
                                 (212) 468-8000
                                 --------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                October 25, 2000
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                               Page 1 of 6 Pages.
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--------------------------        SCHEDULE 13D        ------------------------
CUSIP No. 12476Q102                                       Page 2 of 6 Pages
--------------------------                            ------------------------

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      NAME OF REPORTING PERSON
 1
                                    Ulysses G. Auger, II
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4                                         See Item 3

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF                                      5,091,098

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                         0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                       5,091,098

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10                                  0

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                        5,091,098

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                     [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                              21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                                             IN
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                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         -------------------------------

Item 1 - Security and Issuer.
----------------------------

                  This Amendment No. 1 to Schedule 13D (as so amended, the "Amended Schedule 13D") is filed with respect to the common stock, par value $.01 per share (the "Common Stock") of CAIS Internet, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 1255 22nd Street, NW, 4th Floor, Washington, D.C. 20037.


Item 2 - Identity and Background.
--------------------------------

                  This Amended Schedule 13D is being filed on behalf of Ulysses
G.  Auger, II ("Mr. Auger").

                  Mr. Auger is the Chief Executive Officer and Chairman of the Issuer. The address of Mr. Auger is c/o CAIS Internet, Inc., 1255 22nd Street, NW, 4th Floor, Washington, D.C. 20037.

                  During the last five years, Mr. Auger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, Mr. Auger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Auger becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration
----------------------------------------------------------

                  No funds (other than the loan commitment described in Item 4) were used in connection with the acquisition of the warrants described in
Item 4.

Item 4. - Purpose of Transaction.
--------------------------------

Credit Agreement

                  On October 25, 2000, Mr. Auger entered into a Credit Agreement (the "Credit Agreement"), with the Issuer, CII Ventures II and R. Theodore Ammon ("Mr. Ammon" and, together with Mr. Auger and CII Ventures II, the "Lenders") pursuant to which the Lenders agreed, upon the terms and subject to the conditions contained therein, to make loans to the Issuer of up to $20,000,000. Of the total aggregate commitment by all of the Lenders, Mr. Auger committed to lend $2,500,000. The Credit Agreement is guaranteed by certain of the Issuer's subsidiaries. The commitment of Mr. Auger and the other Lenders under the Credit Agreement will terminate, and the outstanding loans will be required to be repaid on the earlier of (i) March 31, 2001 or (ii) the date on which the Issuer closes the sale of certain of its assets. In addition, the Issuer is required to prepay outstanding loans with proceeds from asset sales and sales of capital

                                       3
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stock. Loans made under the Credit Agreement will bear interest either at the
Alternative Base Rate (as defined in the Credit Agreement) plus 5.00% or at the Adjusted LIBO Rate (as defined in the Credit Agreement) plus 6.00%.

                  The Credit Agreement contains certain restrictions on the Issuer, including, among other things, limitations on the ability of the Issuer or any of its subsidiaries to (i) incur indebtedness, (ii) create liens, (iii) make certain restricted payments or investments and (iv) make certain capital expenditures. Events of Default under the Credit Agreement, include, without limitation, failure to pay principal of or interest on any Loans when due, failure to perform certain covenants, failure to make any payment in respect of certain material indebtedness as it becomes due or the acceleration of the maturity of such material indebtedness and certain bankruptcy events. Upon the occurrence of an Event of Default, the commitments will terminate and the loans will become due and payable.

Contingent Warrants

                  Pursuant to the terms of the Credit Agreement, in the event that CAIS, Inc., a wholly-owned subsidiary of the Issuer, has not replaced the Issuer as the borrower under the Credit Agreement (the "Assumption") by November 15, 2000, the Issuer has agreed to enter into a warrant agreement and issue to the Lenders warrants to purchase up to 500,000 shares of Common Stock (the "Initial Contingent Warrants"). If the Assumption has not occurred by November 22, 2000, the Issuer has agreed to issue to the Lenders additional warrants to purchase up to 500,000 shares of Common Stock (the "Second Contingent Warrants"). Based on its commitment percentage as of the date hereof, if the Initial Contingent Warrants or the Second Contingent Warrants are issued, Mr. Auger would receive Initial Contingent Warrants to purchase up to 62,500 shares of Common Stock and Second Contingent Warrants to purchase up to 62,500 shares of Common Stock. The Initial Contingent Warrants and the Second Contingent Warrants will have an exercise price equal to the exercise price of the Warrants described below, subject to anti-dilution adjustments, and will be exercisable in whole or in part at any time during the ten-year period commencing on the date of issue.

                  The Credit Agreement also provides that if the commitments under the Credit Agreement have not been terminated and the loans have not been repaid in full by December 31, 2000, the Issuer will enter into a warrant agreement and issue to the Lenders warrants to purchase up to a number of shares of Common Stock equal to the difference between (i) the number of shares of Common Stock equal to 19.9% of the number of outstanding shares of Common Stock on October 25, 2000 and (ii) the sum of (A) the number of Initial Contingent Warrants and Second Contingent Warrants issued by the Issuer and (B) 2,000,000 (the "Additional Contingent Warrants" and, together with the Initial Contingent Warrants and the Second Contingent Warrants, the "Contingent Warrants"). Based on its commitment percentage as of the date hereof and assuming that (i) the number of outstanding shares of Common Stock on October 25, 2000 was 23,110,174 (the number of shares of Common Stock outstanding on August 1, 2000 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "Form 10-Q")) and (ii) no Initial Contingent Warrants or Second Contingent Warrants were issued, if the Additional Contingent Warrants are issued, Mr. Auger would receive Additional Contingent Warrants to purchase 324,866 shares of Common Stock. The Additional Contingent

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Warrants will have an exercise price of $.01 per share, subject to anti-dilution adjustments, and will be exercisable in whole or in part at any time during the ten-year period commencing on the date of issue. The Issuer has agreed to indemnify Mr. Auger with respect to certain losses arising from Mr. Auger's entering into the Credit Agreement and performing its obligations thereunder.

Warrants

                  In connection with the Credit Agreement, on October 25, 2000, the Issuer issued to Mr. Auger Warrants to purchase 250,000 shares of Common Stock (the "Warrants") pursuant to a Warrant Agreement, dated as of October 25, 2000 (the "Warrant Agreement"), among the Issuer, CII Ventures II, Mr. Auger and Mr. Ammon. The Warrants have an exercise price of $4.56 per share (the "Initial Exercise Price"); provided that on January 23, 2001 (the "Anniversary Date"), the Initial Exercise Price will be reset to the average of the ten lowest Closing Prices (as defined in the Warrant Agreement) for Common Stock during the period beginning on October 26, 2000 and ending on the Anniversary Date (the "Reset Price"); provided, further, that if all or part of the Warrants are exercised prior to the Anniversary Date, the Initial Exercise Price will be reset with respect to those Warrants that are exercised to the average of the ten lowest Closing Prices for the Common Stock during the period beginning on October 26, 2000 and ending on the trading day immediately preceding the exercise date (or, if such period consists of less than ten trading days, the average of each such trading day during such period); provided, further, that in no event and under no circumstances will the Reset Price be greater than $4.56 per share (the "Exercise Price"). The Exercise Price is subject to anti-dilution adjustments. The Warrants are exercisable in whole or in part at any time during the ten-year period commencing on October 25, 2000.

Item 5. - Interest in Securities of the Issuer.
----------------------------------------------

                  As of October 25, 2000, Mr. Auger owns 4,841,098 shares of Common Stock. In addition, pursuant to Rule 13d-3 of the Exchange Act, Mr. Auger may be deemed to beneficially own an additional 250,000 shares of Common Stock, which are subject to issuance upon exercise of the Warrants. The 5,091,098 shares of Common Stock owned by Mr. Auger and issuable upon exercise of the Warrants represent approximately 21.8% of the outstanding shares of Common Stock.

Item 7. - Material to be Files as Exhibits.
------------------------------------------

                  2. Credit Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., the lenders party thereto and CII Ventures II LLC, as Administrative Agent.


                  3. Warrant Agreement, dated as of October 25, 2000, among CAIS Internet, Inc., CII Ventures II LLC, Ulysses G. Auger II and R. Theodore Ammon.

                                       5
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                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2000
                                          By:  /s/ Ulysses G. Auger, II
                                              --------------------------------
                                              Ulysses G. Auger, II

                                       6